UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2009

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200	**77067**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On March 25, 2009, we entered into an amendment to our agreement, dated March 17, 2008, with Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass (collectively, "Hayman"). This amendment was based on current director Andrew N. Jent's voluntary decision not to stand for reelection as a director at the 2009 annual meeting of shareholders. The amendment removes the requirement that our board nominate and support current director Mr. Jent, the president of Hayman who was appointed to the board in connection with the original March 2008 agreement, for election at the 2009 annual meeting of stockholders. The amendment also removes the right of Hayman to designate another person to fill the vacated position if Mr. Jent is removed, resigns or is otherwise unable to serve as a director. Thus, at the expiration of his term at that meeting, Mr. Jent will cease to serve as a director. ExpressJet is appreciative of Mr. Jent's service as a member of our board.

The amendment to our agreement with Hayman does not affect our ongoing agreements with respect to current director William F. Loftus, who was also appointed to the board in connection with the original March 2008 agreement.

The foregoing description of the amendment to the agreement with Hayman is qualified in its entirety by reference to the full text of the agreement, which is attached as Exhibit 10.1 hereto.

Item 9.01 Financial Statements and Exhibits.

10.1 First Amendment to Agreement by and among the Company, Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass dated March 25, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: March 27, 2009   <u>/s/ Phung Ngo-Burns</u>
                                 Phung Ngo-Burns
                                 Vice President and Chief Financial Officer

EXHIBIT INDEX

10.1   First Amendment to Agreement dated March 25, 2009
